Burnet,
Duckworth
& Palmer LLP
Law Firm

05010544

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-7

Via Courier

August 15, 2005

SEC MAIL RECEIVED PROCESSING SECTION AUG 1 6 2005 WASH. D.C. 192

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

SUPPL

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of a Press Release dated August 12, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned document by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Keith A. Greenfield

KAG\lr
Enclosures

cc: Peter Scott
Rock Energy Inc.

G:\058383\0007\Letter to Sec and Exch Comm 06.doc

Rock Energy reports results for the period ended June 30, 2005

August 12, 2005 Calgary, ALBERTA: Rock Energy Inc. (TSX:RE) is pleased to announce the financial and operating results for Rock Energy Inc. for the fiscal period ended June 30, 2005.

CORPORATE SUMMARY

FINANCIAL	**Three months ended June 30, 2005**	Three months ended June 30, 2004	**Six months ended June 30, 2005**	Six months ended June 30, 2004
Oil and gas revenue	**$2,923,869**	$661,851	**$4,083,093**	$1,328,558
Cash flow from operations [1]	**$1,468,845**	$276,367	**$1,861,236**	$576,945
Per share – basic	**$0.11**	$0.03	**$0.17**	$0.07
– diluted	**$0.11**	$0.03	**$0.16**	$0.06
Net income	**$77,365**	$145,120	**$128,465**	$303,396
Per share – basic	**$0.01**	$0.02	**$0.01**	$0.03
– diluted	**$0.01**	$0.02	**$0.01**	$0.03
Capital expenditures, net	**$66,410,812**	$1,018,682	**$68,549,062**	$1,337,570

	As at June 31, 2005	As at December 31, 2004
Working capital	**$(18,092,616)**	$12,042,986
Common shares outstanding	**19,584,941**	9,259,453
Options outstanding	**585,387**	532,387

OPERATIONS	**Three months ended June 30, 2005**	Three months ended June 30, 2004	**Six months ended June 30, 2005**	Six months ended June 30, 2004
Average daily production				
Crude oil and NGLs (bbls/d)	**214**	99	**195**	100
Natural gas (mcf/d)	**2,879**	433	**1,843**	473
Barrels of oil equivalent (boe/d)	**693**	171	**502**	179
Average product prices				
Crude oil (CDN$/bbl)	**$47.56**	$42.26	**$44.31**	$41.40
NGLs (CDN$/bbl)	**$48.71**	$38.87	**$48.45**	$37.76
Natural gas (CDN$/mcf)	**$7.62**	$7.30	**$7.47**	$6.86
BOEs (CDN$/boe)	**$46.36**	$42.54	**$44.92**	$40.94
Field netback (CDN$/boe)	**$27.35**	$23.79	**$25.84**	$22.71

Note [1] Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

I am happy to report that Rock has reached a very significant milestone in our history. During this quarter we closed the ELM/Optimum/Qwest acquisitions announced in March of this year, and completed our phase one drilling program in our Plains core area with an overall success rate of 82%. Now we are moving forward with the assimilation and rationalization of the acquired assets, and continuing an aggressive drilling plan for the remainder of the year.

The ELM/Optimum/Qwest acquisitions closed on April 7, 2005 (27% of the value) and June 17, 2005 (73% of the value). We issued 10.3 million shares and $23.1 million in cash (including closing adjustments and deposits) to pay for the acquisitions. The cash payments were funded through existing balances and a new $25 million bank loan facility (currently $16.3 million is drawn against this line). The transactions utilize Rock's assets of existing cash and tax pools (acquired through the Medbroadcast Corporation transaction in January 2004) and are expected to be accretive in 2005 more than doubling cash flow per share, tripling production and quadrupling reserves.

In our Plains core area we drilled 5 (5.0 net) wells in June and 6 (6.0 net) wells in July completing phase one of this program and resulting in 7 heavy oil wells, 2 gas wells and 2 unsuccessful wells. The majority of these wells are expected to be completed and tied-in primarily during the third quarter. Based on the success of the first round of drilling we have approved a phase two program for this area and expect to drill 12 (12.0 net) wells commencing in September, with the successful wells brought on prior to year end generating approximately 500 boe/d of production. In our West Central core area Rock participated in the drilling of 4 (0.9 net) wells (Niton, Musreau, Crossfield and Carlyle). These wells are currently being completed and are expected to be onstream in the third quarter. We are particularly excited about the results being generated at Musreau, where we expect to participate in drilling 2 to 4 more wells this year and at Niton where we have discovered a new Rock Creek gas pool.

Production more than doubled to 693 boe/d this quarter from 309 boe/d in the first quarter. Approximately 60 boe/d of the increase is attributable to the new wells tied in during the first quarter in our Plains core area and the balance comes from the ELM/Optimum/Qwest acquisitions. Production from these acquisitions can only be included in our results from the respective closing dates and therefore we have not seen the full effect as the bulk of the acquisitions closed on June 17. Current production levels are approximately 1,400 boe/d

Financially, cash flow from operations of $1.5 million ($0.11 per basic and fully diluted share) more than doubled from the first quarter primarily due to higher production levels and product prices. Net income of $0.1 million ($0.01 per basic and fully diluted share) increased over first quarter levels but not to the same degree as cash flow due to higher depletion, which increased primarily as a result of the acquisitions. Product prices continue to rise, particularly oil, strengthening our price realizations up about 10% over the first quarter. Capital expenditures for the quarter were $66.4 million, which includes $60.6 million for the acquisitions of ELM/Optimum/Qwest. At the quarter end we had total net debt of approximately $18.1 million.

We are updating our guidance based on the actual closing dates for the acquisitions, operations update on the producing properties and increased product prices. This guidance is based on WTI oil price of US$55/bbl, AECO gas price of C$7.50/mcf and a $0.82 Cdn to US dollar for the last half of the year. We expect our annual production to average 1,200 to 1,300 boe/d. Annual production estimates have been affected by the delay in closings, the delay in the working interest reversion at Wild River (due to higher capital costs in the payout account causing approximately 400 boe/d of production to shift from July to November, 2005), adverse weather affecting operations and greater than expected declines. With this production profile we expect approximately $9.6 million ($0.61 per share) of cash flow for the year and slightly higher cash flow for the fourth quarter of approximately $4.9 million ($0.25 per share). Capital expenditures, excluding the acquisitions, are expected to be in the range of $19 million leaving total debt at approximately $22 million or 1.1 times annualized fourth quarter cash flow.

As we move into the last half of 2005 we are excited about our prospects and opportunities. In our Plains core area we are currently involved in 5 completions and 2 workovers to add approximately 300 boe/d in the third quarter, and we continue to build our land base and prospect inventory. Our heavy oil and shallow gas drilling program (another 12 wells to commence in September) is beginning to generate strong recycle ratios and cash flow. In our West Central core area we are participating in the completion of 3 wells (0.8 net) drilled during the first half and 4 (0.8 net) new drilling locations which we expect to contribute 250 boe/d by the end of the year. We have also identified 6 other high impact drilling prospects which we expect to firm up by the end of the third quarter. The new prospects could be drilled in the fourth quarter or early next year.

We continue to assimilate and rationalize the ELM/Optimum/Qwest asset base and build an inventory of opportunity for 2006. As we have stated before, it has always been our strategy to rationalize our asset base and build three core areas. In the Plains region we intend to operate at 100% working interest in these lower risk development plays. In the West Central Alberta core area we intend to participate with competent operators in higher impact plays and hold 20 to 50% working interest. In Northeast BC we intend to build and operated land position and exploration program for 2007. Our current production level of 1,400 boe/d is expected to grow with our activities to exit the year at 2,600 to 2,800 boe/d. At Rock, we have established our foundation and are poised for growth.

On behalf of the Board of Directors,

signed "Allen J. Bey"

Allen J. Bey,
President and CEO
August 11, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and have a high working interest in the majority of its production base.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces greater competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands to control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated August 11, 2005 and is management's assessment of Rock Energy Inc.'s historical financial and operating results, together with future prospects, and should be read in conjunction with the unaudited interim consolidated financial statements of Rock Energy Inc. for the three and six months ended June 30, 2005 and the consolidated financial statements for the fiscal year-ended December 31, 2004. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the fiscal year-ended December 31, 2004.

Basis of Presentation

Rock changed its year-end at December 31, 2004 from March 31. As a result the information presented for the six month period ended June 30, 2004 has been compiled by combining the three month period ended June 30, 2004 with the three month period ended March 31, 2004.

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by GAAP. Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel ("bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise noted.

Outlook

Rock issued guidance on March 14, 2005 for projected results based on the ELM/Optimum/Qwest acquisitions closing and internal operations. Due to the actual closing dates of the acquisitions, longer production history on the acquired operations, operation updates and new product price forecasts Rock is now revising its guidance. Given that all the acquired properties are non-operated a significant portion of Rock's results are not within its direct control. The table below provides Rock's new guidance along with our previous guidance.

	New Guidance	Previous Guidance	Change
2005 Production (boe/d)			
Current	1,400	1,600	(13)%
Annual	1,200 – 1,300	1,800 – 2,000	(34)%
Exit	2,600 – 2,800	2,700 – 2,900	(4)%
2005 Cash Flow			
Annual (per share)	$9.6 million ($0.61/sh)	$11.7 million ($0.71/sh)	(18)%
Fourth Quarter (per share)	$4.9 million ($0.25/sh)	$4.5 million ($0.23/sh)	9%
Capital Budget			
2005 expenditures	$19 million	$16 million	19%
Wells Drilled	31 (25 net)	26 (19 net)	19%
Total Debt	$22 million	$16.5 million	33%
Pricing			
Oil – WTI	US$55.00/bbl	US$40.00/bbl	38%
Gas – AECO	$7.50/mcf	$6.25/mcf	20%
Cdn/US dollar	0.82	0.80	3%

Production and cash flow estimates will be negatively impacted by the delayed closing of the acquisitions. The previous guidance assumed the second series of acquisitions (73% of the value) were assumed to close May 1, 2005 and they closed June 17, 2005. The working interest reversion (from 7.5% to 30%) at Wild River has also been delayed from an original projection of July 1, 2005 to November 1, 2005 as additional costs incurred to optimize production have been included in the payout account. This expected delay in the working interest reversion will shift approximately 2.4 mmcf/d of gas production (400/boe/d) about five months from when it was originally anticipated affecting both the estimates for annual production and cash flow. Adverse weather has resulted in delayed operations and higher than projected declines have reduced production estimates. The number of wells drilled has increased by 6 net wells due to the additional wells in the Plains core area and a change in wells to be drilled on the acquired properties. As a result, capital expenditures have increased over the previous guidance. Total debt has increased due to the higher capital expenditures and lower cash flow. Pricing assumptions have been updated due to the recent strength in both oil and gas prices. Our current production level of 1,400 boe/d is expected to grow after declines to an exit rate of 2,600 to 2.800 boe/d with the additions of 400 boe/d associated with the 8-14 Wild River interest reversion, 500 boe/d with the Plains 12 well drilling program, 300 boe/d with the completion and workovers currently undertaken and 250 boe/d with the West Central Alberta drilling program.

Production

Production	3 Months Ended 06/30/05	3 Months Ended 06/30/04	Quarterly Change	6 Months Ended 06/30/05	6 Months Ended 06/30/04	Change
Gas (mcf/d)	2,879	433	565%	1,843	473	290%
Oil (bbl/d)	98	81	21%	84	83	1%
Heavy Oil (bbl/d)	74	-	N.A.	78	-	N.A.
NGL (bbl/d)	42	18	133%	33	17	94%
boe/d (6:1)	693	171	305%	502	179	180%

For the quarter and six months ended June 30, 2005 boe production has increased due to heavy oil and gas additions during the first quarter of 2005 and the ELM/Optimum/Qwest acquisitions completed in the second quarter of 2005. Production levels are expected to increase during the year based on our grass roots activities and the ELM/Optimum/Qwest acquisitions.

Product Prices

Realized Product Prices	3 Months Ended 06/30/05	3 Months Ended 06/30/04	Quarterly Change	6 Months Ended 06/30/05	6 Months Ended 06/30/04	Change
Gas ($/mcf)	7.62	7.30	4%	7.47	6.86	9%
Oil ($/bbl)	62.30	42.26	47%	60.87	41.40	47%
Heavy Oil ($/bbl)	28.18	-	N.A.	26.47	-	N.A.
NGL ($/bbl)	48.71	38.87	25%	48.45	37.76	28%
boe (6:1)	46.36	42.54	9%	44.92	40.94	10%
Average Benchmark Prices						
Gas – NYMEX Daily Spot (US$/mcf)	6.94	6.11	14%	6.68	5.88	14%
Gas – AECO C Daily Spot ($/mcf)	7.37	7.00	5%	7.13	6.71	6%
Oil – WTI Cushing (US$/bbl)	53.20	38.31	39%	51.52	36.73	40%
Oil – Edmonton light ($/bbl)	65.76	50.61	30%	63.61	48.11	32%
Heavy Oil – Llyodminster blend ($/bbl)	39.74	36.20	10%	38.44	34.62	11%
US$/Cdn$ exchange rate	0.804	0.736	9%	0.809	0.748	8%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents primarily royalty revenue in the second quarter of 2005 and interest income on cash balances in all previous periods.

	3 Months Ended 06/30/05	3 Months Ended 06/30/04	Quarterly Change	6 Months Ended 06/30/05	6 Months Ended 06/30/04	Change
Oil and Gas Revenue	$2,923,869	$661,851	342%	$4,083,093	$1,328,558	207%
Other Income	$98,243	$67,809	45%	$132,026	$221,815	(40)%

Increased production primarily resulted in an increase to oil and gas revenue for the quarter and six months ended June 30, 2005 in comparison to the prior year periods.

Royalty revenue in the second quarter of 2005 increased other income 45% over the same quarter of 2004 which consisted of primarily interest income. Interest income has declined over the periods as cash balances have been invested in capital expenditures. Royalty income is not expected to be significant going forward.

Royalties

	3 Months Ended 06/30/05	3 Months Ended 06/30/04	Quarterly Change	6 Months Ended 06/30/05	6 Months Ended 06/30/04	Change
Royalties	$655,261	$172,561	280%	$926,063	$360,928	157%
As percentage of oil and gas revenue	22.4%	26.1%	(14)%	22.7%	27.2%	(17)%
Per boe (6:1)	$10.39	$11.08	(6)%	$10.19	$11.12	(8)%

Royalties for the quarter and six month periods ended June 30, 2005 are higher on an absolute basis in comparison to the same periods of 2004, mainly as a result of higher production partially offset by an overall lower rate. On a per boe and percentage of revenue basis, rates are lower for the 2005 periods versus 2004 as the new heavy oil production is at an overall lower royalty rate.

Operating Expense

	3 Months Ended 06/30/05	3 Months Ended 06/30/04	Quarterly Change	6 Months Ended 06/30/05	6 Months Ended 06/30/04	Change
Operating expense	$543,830	$119,760	354%	$808,092	$230,475	251%
Per boe (6:1)	$8.62	$7.67	12%	$8.89	$7.10	25%

Operating expenses have increased in 2005 on a per boe basis over the same periods in 2004 due to higher production levels on heavy oil. Some heavy oil operations required maintenance during the period and road ban restrictions on some heavy oil production contributed to a higher per boe rate. Operating costs are likely to remain at these per boe levels in the coming quarters due to start up costs associated with the new heavy oil wells drilled but are expected to moderate as production levels are established. Transportation costs of $12,068 ($0.19 per boe) for the quarter and $25,223 ($0.28 per boe) for the first six months of 2005 have been included in operating expenses. Transportation costs were not applicable for the quarter and six months ended June 30, 2004 due to marketing arrangements in place at that time.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 06/30/05	3 Months Ended 06/30/04	Quarterly Change	6 Months Ended 06/30/05	6 Months Ended 06/30/04	Change
Gross	$487,841	$282,051	73%	$923,885	$634,969	45%
Per boe (6:1)	$7.73	$18.10	(57)%	$10.16	$19.57	(48)%
Capitalized	$205,991	$121,676	69%	$368,317	$263,573	40%
Per boe (6:1)	$3.26	$7.81	(58)%	$4.05	$8.12	(50)%
Net	$281,850	$160,375	76%	$555,569	$371,396	50%
Per boe (6:1)	$4.47	$10.29	(57)%	$6.11	$11.45	(47)%

G&A expenses increased on an absolute basis in 2005 over 2004 due to higher staffing levels associated with greater levels of activity but have dropped on a per boe basis with higher production. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses are expected to rise on an absolute basis in the future as additional staff is anticipated on being hired but should drop on a per boe basis with growth in production.

Interest Expense

	3 Months Ended 06/30/05	3 Months Ended 06/30/04	Quarterly Change	6 Months Ended 06/30/05	6 Months Ended 06/30/04	Change
Interest expense (recovery)	$44,432	$597	7,343%	$44,432	$10,629	318%
Per boe (6:1)	$0.70	$0.04	1,650%	$0.49	$0.33	49%

Interest in the quarter ended June 30, 2005 includes bank financing fees and interest on bank debt. Interest in the six months ended June 30, 2004 was recorded in conjunction with flow through share issues. All flow through share obligations have been renounced as of the first quarter of 2005. In the future the Company will continue to incur interest as a result of borrowings from its bank operating line.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 06/30/05	3 Months Ended 06/30/04	Quarterly Change	6 Months Ended 06/30/05	6 Months Ended 06/30/04	Change
D&D expense	$1,326,955	$79,650	1,566%	$1,621,196	$171,607	845%
Per boe (6:1)	$21.04	$5.11	312%	$17.83	$5.29	237%
Accretion expense	9,715	5,303	83%	15,242	9,352	63%
Per boe (6:1)	$0.15	$0.34	(56)%	$0.17	$0.29	(41)%

The depletion and depreciation expense and boe rate for the quarter and six months ended June 30, 2005 were higher compared to the same periods in 2004 due to higher production and the cost base of the ELM/Optimum/Qwest acquisitions.

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. The ARO obligation increased during the quarter $150,000 as a result of drilling 5 new wells and $1,380,000 as a result of the ELM/Optimum/Qwest acquisitions.

Taxes

One of the Company's subsidiaries received an income tax recovery in the first quarter of 2005 of $8,167 as a result of actual tax expense for a prior period being less than the installment paid.

Prior to the ELM/Optimum/Qwest acquisitions the Company previously had excess tax pools as a result of the Medbroadcast Corporation transaction in January 2004. The ELM/Optimum/Qwest acquisitions had a deficiency of tax pools relative to the asset value and Rock is utilizing all its tax pools in the transaction to bridge the majority of this gap, however a deficiency still exists. As a result a future tax liability has been recognized by the Company for this deficiency with the offsetting amount being recorded as goodwill. In addition large corporation's tax will now be incurred due to the Company's increased capital base.

Cash flow from Operations and Net Income

	3 Months Ended 06/30/05	3 Months Ended 06/30/04	Quarterly Change	6 Months Ended 06/30/05	6 Months Ended 06/30/04	Change
Cash flow from Operations	$1,468,845	$276,367	431%	$1,861,236	$576,945	223%
Per boe (6:1)	$23.29	$17.74	31%	$20.47	$17.78	15%
Per share - basic	$0.11	$0.03	267%	$0.17	$0.07	143%
- diluted	$0.11	$0.03	267%	$0.16	$0.06	167%
Net Income	$77,365	$145,120	(47)%	$128,465	$303,396	(58)%
Per boe (6:1)	$1.23	$9.31	(87)%	$1.41	$9.35	(85)%
Per share - basic	$0.01	$0.02	(50)%	$0.01	$0.03	(67)%
- diluted	$0.01	$0.02	(50)%	$0.01	$0.03	(67)%
Weighted average shares outstanding						
- basic	13,146,559	8,993,152	46%	11,213,744	8,740,059	28%
- diluted	13,251,587	9,067,763	46%	11,301,266	8,910,229	27%

Per share amounts have increased for the 2005 periods versus 2004 primarily due to the ELM/Optimum/Qwest acquisitions in the second quarter of 2005.

Cash flow from operations improved over the prior year periods due to higher production levels and prices. Net income decreased over the prior year periods primarily due to higher operating income being more than offset by the increase in depletion and depreciation charges and capital taxes, which are primarily related to the acquisitions in the quarter.

Capital Expenditures

	3 Months Ended 06/30/05	3 Months Ended 06/30/04	Quarterly Change	6 Months Ended 06/30/05	6 Months Ended 06/30/04	Change
Land	$1,202,232	$780,441	54%	$1,747,253	$821,650	113%
Seismic	191,088	109,718	74%	644,466	322,274	100%
Drilling and completion	2,841,909	6,847	41,406%	2,997,135	(70,517)	N.A.
Capitalized G&A	205,991	121,676	69%	368,317	263,573	40%
Total exploration and production	$4,441,220	$1,018,682	336%	$5,757,171	$1,336,980	331%
Facilities & equipment	1,340,677	$nil	N.A.	2,150,578	$nil	N.A.
Total operations	$5,781,897	$1,018,682	468%	$7,907,749	$1,336,980	491%
Property acquisitions	60,593,475	nil	N.A.	60,593,475	Nil	N.A.
Office equipment	35,440	nil	N.A.	47,838	590	8,008%
Total	$66,410,812	$1,018,682	6,419%	$68,549,062	$1,337,570	5,025%

Capital expenditures for the quarter ended June 30, 2005 include the $60.6 million acquisition of ELM/Optimum/Qwest. Capital expenditures for the 2005 period further reflect the Company's continued efforts to build our grass roots program. Five wells were drilled in the quarter (as part of the 11 (11.0 net) well phase one program for the Plains core area) compared to no wells drilled in the previous year periods. In addition, Rock participated in 4 (0.9 net) wells on the ELM/Optimum/Qwest lands. The undeveloped land base continued to grow to approximately 15,455 net acres at quarter end in our Plains core area. Combined with the 20,827 net undeveloped acres acquired with the acquisitions, Rock's undeveloped acreage was 36,282 net acres at quarter end. The Company's current capital budget for 2005 is $19 million (excluding the cost of acquisitions), which includes the drilling of an additional 22 (18.8 net) wells in the second half of the year.

Liquidity and Capital Resources

Our net working capital position as at June 30, 2005 was a deficit of $18.1 million ($12.0 million surplus at December 31, 2004) consisting primarily of bank debt. The decrease from December 31, 2004 levels is a result of the ELM/Optimum/Qwest acquisitions in the second quarter of 2005 and capital expenditures on operations for the period exceeding cash flow from operations by $5.4 million.

Rock currently projects capital expenditures for the remainder of the year of approximately $12 million and cash flow from operations of approximately $7.8 million. Rock intends to fund capital expenditures in excess of cash flow from its bank facility.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets and the initial credit available is $25 million. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next schedule review date of the facility is September 30, 2005. As at August 11, 2005 approximately $16.3 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock with the exception of the quarters ended December 31 and September 30, 2003 which is quarterly information for Rock Energy Ltd.

	3 Months Ended 06/30/05 (unaudited)	3 Months Ended 03/31/05 (unaudited)	3 Months Ended 12/31/04 (unaudited)	3 Months Ended 09/30/04 (unaudited)	3 Months Ended 06/30/04 (unaudited)	3 Months Ended 03/31/04 (unaudited)	3 Months Ended 12/31/03 (unaudited)	3 Months Ended 09/30/03 (unaudited)
Production (boe/d)	693	309	201	165	171	186	192	174
Oil and gas revenues	$2,923,869	$1,159,224	$863,290	$653,422	$661,851	$666,707	$613,277	$564,491
Price realizations ($/boe)	$46.36	$41.65	$46.48	$42.90	$42.54	$39.48	$34.78	$35.25
Royalties ($/boe)	$10.39	$9.73	$3.73	$14.70	$11.08	$11.16	$8.36	$9.81
Operating expense ($/boe)	$8.62	$9.49	$8.48	$9.15	$7.67	$6.56	$5.24	$7.91
Field netback ($/boe)	$27.35	$22.43	$34.27	$19.05	$23.79	$21.76	$21.18	$17.53
Net G&A expense	$281,850	$273,718	$361,173	$226,623	$160,375	$211,021	$145,888	$190,526
Stock-based compensation	$54,810	$41,523	$58,279	$50,708	$46,294	$46,295	$ nil	$ nil
Cash flow from operations	$1,468,845	$392,392	$404,397	$236,672	$276,367	$301,161	$105,465	$88,383
Per share - basic	$0.11	$0.04	$0.04	$0.03	$0.03	$0.04	$0.03	$0.03
- diluted	$0.11	$0.04	$0.04	$0.03	$0.03	$0.03	$0.03	$0.03
Net income	$77,365	$51,100	$182,577	$85,047	$145,120	$158,282	$23,380	$12,178
Per share - basic	$0.01	$0.01	$0.02	$0.01	$0.02	$0.02	$0.01	$0.00
- diluted	$0.01	$0.01	$0.02	$0.01	$0.02	$0.02	$0.01	$0.00
Capital expenditures	$66,410,812	$2,138,251	$3,852,222	$1,062,525	$1,018,682	$318,888	$192,625	$386,392

	As at 06/30/05	As at 03/31/05	As at 12/31/04	As at 09/30/04	As at 06/30/04	As at 03/31/04	As at 12/31/03	As at 09/30/03
Working capital ($000)	$(18,093)	$10,297	$12,043	$14,497	$15,323	$16,065	$2,881	$2,377

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard for all quarters ending March 31, 2004 and earlier.

Contractual Obligations

The Company signed a two year office lease that expires on October 31, 2006. Under the lease the Company is committed to future payments of approximately $0.2 million.

Outstanding Share Data

Subsequent to June 30, 2005 the Company did not issue any stock options. At the date of this report there are 19,584,941 common shares outstanding and 585,387 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

June 30, 2005 and December 31, 2004

	June 30, 2005 (unaudited)	December 31, 2004
Assets		
Current Assets:		
Cash and cash equivalents	**$113,829**	$8,631,810
Accounts receivable	**3,939,556**	484,714
Prepaids	**234,111**	5,119,154
	4,287,496	14,235,678
Property, plant and equipment (note 1)	**79,529,617**	9,450,555
Accumulated depletion and depreciation	**(2,302,421)**	(681,225)
	77,227,196	8,769,330
Goodwill	**6,785,608**	2,051,967
	$88,300,300	$25,056,975
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$5,921,192**	$2,192,692
Bank debt (note 4)	**16,458,920**	-
	22,380,112	2,192,692
Future tax liability	**5,456,890**	-
Asset retirement obligation (note 5)	**2,045,499**	500,256
Shareholders' Equity:		
Share capital (note 2)	**57,104,601**	21,275,627
Contributed surplus (note 2)	**297,910**	201,577
Retained earnings	**1,015,288**	886,823
	58,417,799	22,364,027
	$88,300,300	$25,056,975

See accompanying notes to consolidated financial statements.

Approved by the Board:

signed "Stuart G. Clark" signed "Allen J. Bey"

Stuart G. Clark Allen J. Bey
Director Director

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings
(unaudited)

	Three months ended June 30, 2005	Three months ended June 30, 2004	**Six months ended June 30, 2005**	Six months ended June 30, 2004
Revenues				
Oil and gas revenue	**$2,923,869**	$661,851	**$4,083,093**	$1,328,558
Royalties, net of ARTC	**(655,261)**	(172,561)	**(926,063)**	(360,928)
Other income	**98,243**	67,809	**132,026**	221,815
	2,366,851	557,099	**3,289,056**	1,189,445
Expenses:				
General and administrative	**281,850**	160,375	**555,569**	371,396
Operating	**543,830**	119,760	**808,092**	230,475
Interest (recovery)	**44,432**	597	**44,432**	10,629
Stock based compensation (note 3)	**54,810**	46,294	**96,333**	92,590
Depletion, depreciation and accretion	**1,336,670**	84,953	**1,636,438**	180,959
	2,261,592	411,979	**3,140,864**	886,049
Income before income taxes	**105,259**	145,120	**148,192**	303,396
Taxes				
Current (recovery) (note 6)	**-**	-	**(8,167)**	-
Capital	**27,894**	-	**27,894**	-
Net income for the period	**77,365**	145,120	**128,465**	303,396
Retained earnings, beginning of period	**937,923**	474,079	**886,823**	315,803
Retained earnings, end of period	**$1,015,288**	$619,199	**$1,015,288**	$619,199
Basic and diluted earnings per share (note 2)	**$0.01**	$0.02	**$0.01**	$0.03

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30, 2005	Three months ended June 30, 2004	**Six months ended June 30, 2005**	Six months ended June 30, 2004
Cash provided by (used in):				
Operating:				
Net income for the period	**$77,365**	$145,120	**$128,465**	$303,396
Add: Non-cash items:				
Depletion, depreciation and accretion	**1,336,670**	84,953	**1,636,438**	180,959
Stock-based compensation	**54,810**	46,294	**96,333**	92,590
	1,468,845	276,367	**1,861,236**	576,945
Changes in non-cash working capital	**(1,338,446)**	161,323	**(2,570,487)**	392,862
	130,399	437,690	**(709,251)**	969,807
Financing:				
Issuance of common shares	**-**	-	**-**	14,136,868
Shareholder loan				(250,000)
Bank debt	**16,458,920**	-	**16,458,920**	-
Changes in non-cash working capital	**-**	(19,330)	**-**	(769,330)
	16,458,920	(19,330)	**16,458,920**	13,117,538
Investing:				
Property, plant and equipment	**(5,817,336)**	(1,018,682)	**(7,955,586)**	(1,337,570)
Acquisitions property, plant and equipment	**(23,879,684)**	-	**(23,879,684)**	-
Changes in non-cash working capital	**7,857,620**	-	**7,567,620**	-
	(21,839,400)	(1,018,682)	**(24,267,650)**	(1,337,570)
Increase/(decrease) in cash and cash equivalents	**(5,250,081)**	(600,322)	**(8,517,981)**	12,749,775
Cash and cash equivalents, beginning of period	**5,363,910**	16,293,473	**8,631,810**	2,943,376
Cash and cash equivalents, end of period	**$113,829**	$15,693,151	**$113,829**	$15,693,151
Interest and cash taxes paid and received:				
Interest paid	**$ 44,432**	$ 121	**$ 44,432**	$ 10,153
Interest received	**2,596**	67,554	**36,379**	221,560
Cash taxes paid	**-**	-	**-**	-
Cash taxes received	**$ -**	$ -	**$ 8,167**	$ -

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Period Ended June 30, 2005

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended December 31, 2004. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended December 31, 2004.

1. Acquisition of ELM/Optimum/Qwest

On March 14, 2005 the Company agreed to acquire in two separate closings from 14 different entities (six private companies and eight drilling fund partnerships) petroleum and natural gas properties mainly through their various subsidiary companies. The transactions have been accounted for using the purchase method with the results of operations for each transaction included in the Financial Statements from the date of acquisition.

The first closing of the Elm/Optimum Properties occurred on April 7th, 2005. The Company purchased all of the outstanding shares of 1143734 Alberta Ltd. and assets were purchased directly from three private entities and four drilling fund partnerships. The purchase price equation is as follows:

Property, plant and equipment	$16,483,019
Note payable *	(309,082)
Asset retirement obligation	(372,600)
	$15,801,337
Consideration provided:	
Cash	$4,575,017
Common shares (3,091,483)	10,943,843
Transaction costs	282,477
	$15,801,337

* Due to vendors on final adjustments on or before September 15, 2005

The second closing of the Qwest properties occurred on June 17th, 2005. The Company purchased all of the outstanding shares of 1156168 Alberta Ltd., 1159203 Alberta Ltd. and 1140511 Alberta Ltd. The purchase price equation is as follows:

Property, plant and equipment	$45,490,456
Note receivable *	147,512
Goodwill	5,456,890
Future income taxes	(5,456,890)
Asset retirement obligation	(1,007,400)
	$44,630,568
Consideration provided:	
Cash	$18,504,190
Common shares (7,234,005)	25,608,378
Transaction costs	518,000
	$44,630,568

* Due from vendors on final adjustments on or before September 15, 2005

The purchase price allocations for both transactions are preliminary and are based on best estimates as certain items such as the fair values of the assets and liabilities as of the closing date, purchase price adjustments, transaction costs and holdback amounts have not been finalized.

2. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares issued:

	Number	Consideration
Issued and outstanding on December 31, 2004	9,259,453	$21,275,627
Future tax effect of flow-through share renouncements		(723,247)
Issued for property acquisitions	10,325,488	36,552,221
Issued and outstanding on June 30, 2005	19,584,941	$57,104,601

As of December 31, 2004 Rock had fulfilled the required drilling and exploration activities pursuant to the flow through share commitments and renounced all expenditures in February 2005.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding of the three month period ended June 30, 2005 was 13,146,559 (June 30, 2004 - 8,993,152). The weighted average shares outstanding of the six month period ended June 30, 2005 was 11,213,744 (June 30, 2004 – 8,740,059).

In computing the diluted per share amount for the three and six month periods ended June 30, 2005 the following shares were added to the weighted average number of shares outstanding for the dilutive effect of employee stock options:

- Three months ended June 30, 2005: 105,028 (June 30, 2004 – 74,611),
- Six months ended June 30, 2005: 87,522 (June 30, 2004 – 170,170).

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. The following tables summarize the stock options outstanding at June 30, 2005.

	Number Of Options	Weighted Average Exercise Price
December 31, 2004	532,387	$3.49
Granted	86,000	$4.32
Cancelled	(33,000)	$3.70
June 30, 2005	585,387	$3.60

		Outstanding Options		Exercisable Options	
Exercise Prices	Number Of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Weighted Average Exercise Price	Weighted Average Years to Expiry
$3.39 - 3.90	499,387	$3.47	1.7	135,629	$3.39
$4.00 - 4.56	86,000	$4.32	2.8	-	-
	585,387	$3.60	1.9	135,629	$3.39

Contributed Surplus:

The contributed surplus as at June 30, 2005 of $297,910 increased $54,810 for stock based compensation charges during the quarter and $96,333 for the first six months of 2005.

3. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of the 86,000 common share options granted during the three months ended June 30, 2005 was estimated to be $159,667. The fair value of the common share options as at the grant dates is determined using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate:	4%
Expected life:	3 year average
Expected volatility:	60%
Expected dividend yield:	0%

4. Bank Debt

The Company has a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The current limit under the facility is $25 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The next schedule review date of the facility is September 30, 2005.

5. Asset Retirement Obligation

The asset retirement obligation result from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at June 30, 2005 at approximately $2,920,000 (December 31, 2004 - $744,000). A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	June 30, 2005	December 31, 2004
Opening balance	$500,256	$282,090
Liabilities incurred during period	1,530,000	203,260
Accretion	15,243	14,906
Closing balance	$2,045,499	$500,256

6. *Income Taxes*

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 37.62% (June 30, 2004: 38.12%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	June 30, 2005	June 30, 2004
Net income before taxes	$148,192	$303,396
Statutory income tax rate	37.62%	38.12%
Expected income taxes	55,750	115,655
Add (deduct):		
Stock-based compensation	36,241	35,296
Non-deductible crown charges	157,889	40,730
Resource allowance	(56,101)	(23,028)
Other	6,259	-
Change in valuation allowance	(200,038)	(168,653)
Provision for income taxes	Nil	Nil
Current tax recovery of prior period	(8,167)	Nil
Provision for income taxes	$(8,167)	$Nil

At March 31, 2005 the Company had an unrecorded future tax asset of $11.4 million which was recognized at the time of the ELM/Optimum/Qwest acquisitions.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380